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                             September 14, 2021

       Vivek Ranadiv
       Chairman and Co-Chief Executive Officer
       BowX Acquisition Corp.
       2400 Sand Hill Rd., Suite 200
       Menlo Park, CA 94025

                                                        Re: BowX Acquisition
Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed September 1,
2021
                                                            File No. 333-256133

       Dear Mr. Ranadiv  :

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2021 letter.

       Amendment No. 4 to Registration Statement on Form S-4

       Post-Business Combination Ownership Structure, page 153

   1. We note your response to comment 1. Please further revise the organizational chart and related footnotes to
quantify the percentage of The We Company PI L.P. and Adam
                                                        Neumann's economic and
voting interest, consistent with how such information is
                                                        presented with other
entities and securityholders therein.
       Certain Relationships and Related Persons Transactions
       Tender Offer and Settlement Agreement, page 336

   2. Please revise your disclosure here to also discuss the other material events related to the settlement and tender
offer and provide additional context, consistent with Note 27 to your
 Vivek Ranadiv
FirstName LastNameVivek
BowX Acquisition  Corp. Ranadiv
Comapany 14,
September NameBowX
              2021    Acquisition Corp.
September
Page 2    14, 2021 Page 2
FirstName LastName
         audited financial statements. For example, we note your disclosure that Mr. Neumann's securities were excluded from the revised tender offer. Please also discuss the sale of securities by Mr. Neumann to SBG that resulted in a recorded expense by the company.
         Please also note that Mr. Neumann also received a settlement payment of $105.6 million from SBG as part of the Settlement Agreement.
General

3. We note your response to comment 3. Please revise your disclosure as appropriate to address the following:

                Please clarify disclosures throughout the prospectus regarding the number of shares in "aggregate merger consideration" and whether this number includes shares of New
              WeWork Class C Common Stock or shares of New WeWork Class A Common Stock that correspond to shares of New WeWork Class C and Partnership Profits Interest
              Units. For example, the cover page indicates that the aggregate merger consideration of 655,300,000 shares of New WeWork Class A Common Stock includes the Class A shares underlying the WeWork Partnership Profits Interest Units and corresponding
              Class C shares. Similar disclosure also appears on page 164, footnote (2) on page
              188 and page 221. However, disclosure regarding the post-combination organizational chart on page 153 appears to indicate that the 655,300,000 shares of
              Class A Common Stock being issued as the aggregate consideration includes Class C
              Common Stock rather than Class A Common Stock underlying the Partnership
              Profits Interest Units, and footnote (7) on page 152 makes no reference to the shares underlying the Partnership Profits Interest Units in its calculation of aggregate merger consideration. Please revise to reconcile these references, and to clarify, if true, that the number of shares in aggregate merger consideration does not include both the number of New WeWork Class C shares and the number of related New WeWork
              Class A shares.

                Please clarify how the Series C Convertible Note is being accounted for in the aggregate consideration figure.

                Please revise references to the number of shares to be registered to clarify that you include all shares underlying equity awards, regardless of whether they are in or out of the money, and revise your disclosure regarding the aggregate merger consideration throughout the preliminary proxy statement and prospectus to explicitly clarify for investors the assumptions that are being used in determining that amount
              (e.g., "in-the-money" or rounding up or or down).
4. We note that many of your defined terms regarding the various classes of securities pre-
         and post-business combination cross-reference each other and also refer the reader to documents outside the preliminary proxy statement and prospectus. Please revise to ensure that the defined terms being used are clear and consistent with their use
 Vivek Ranadiv
BowX Acquisition Corp.
September 14, 2021
Page 3
      throughout. Furthermore, please revise to include the revised partnership agreement as an exhibit to the registration statement.
        You may contact Kristina Marrone at (202) 551-3429 or Shannon Menjivar at (202) 551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or Pamela Long at (202) 551-3765 with any other questions.



                                                          Sincerely,
FirstName LastNameVivek Ranadiv
                                                          Division of
Corporation Finance
Comapany NameBowX Acquisition Corp.
                                                          Office of Real Estate
& Construction
September 14, 2021 Page 3
cc:       David Peinsipp
FirstName LastName